UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                 SCHEDULE 14f-1

                              ---------------------

             Information Statement Pursuant to Section 14(f) of the
            Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

                                  EDULINK, INC.
                         1122 Coney Island Ave Suite 210
                            Brooklyn, New York 11230
                                 (718) 947-1100


                                     GENERAL

                     NO VOTE OR OTHER ACTION IS REQUIRED IN
                   CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed commencing on or about August 31, 2006 by Edulink, Inc. (the "Company") to holders of record of the Company's voting stock, common stock, par value $0.001 per share, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company's Board of Directors (the "Board"). This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's shareholders.

                          CHANGE IN CONTROL TRANSACTION

     On August 10, 2006, EduLink, Inc., a Nevada corporation ("EduLink", the "Company", "we", or "us"), certain EduLink Shareholders; Mega Media Group, Inc., a New York Corporation ("MMG"), and MMG Shareholders, entered into a Stock Purchase Agreement and Share Exchange (the "Merger Agreement") pursuant to which MMG will become a wholly-owned subsidiary of the Company (the "Merger").

     On August 11, 2006 (the "Closing Date"), we acquired all of the outstanding capital stock of MMG in exchange for the issuance to the MMG Shareholders, upon the increase in the authorized capital stock, of a total number of shares of Edulink common stock, which will represent, and equate to, 90% of Edulink's issued and outstanding common stock after the transaction is closed. Such shares will be restricted in accordance with Rule 144 of the 1933 Securities Act. As further consideration for the acquisition, on the Closing Date, Edulink obtained from a majority of its shareholders duly executed irrevocable proxies to vote their shares for a period of 120 days or until such time as 90% of EduLink's shares are issued to the MMG Shareholders, and delivered them to MMG and its shareholders, along with the aforementioned EduLink shareholders' share certificates to be held in escrow. Upon the closing of the Merger, MMG became a wholly-owned subsidiary of us. Upon the increase in the authorized capital stock, and issuance to the MMG Shareholders of 90% of the outstanding common stock, the former stockholders of the Company will own 10% of the issued and outstanding Common Stock of EduLink.

     We intend to discontinue our business of web-based integrated learning content management and delivery systems. Instead, we will operate our business through our wholly-owned subsidiary MMG, which is a multi-media holding company operating its business through its wholly-owned subsidiaries, Mega Media Studios, Inc., Mega Media Records, Inc. d/b/a Skeleton Key Media, Mega Media Film, Inc., Mega Media Sports Entertainment, Inc. and Echo Broadcasting Group, Inc. MMG also has a non-operating subsidiary, VSE Magazine, Inc. MMG focuses its business in mainstream entertainment and media and Russian ethnic media.

                        VOTING SECURITIES OF THE COMPANY

     On August 11, 2006, the Merger was completed. After the Closing, the Company had outstanding 1,500,000,000 shares of Common Stock, of which 745,310,596 shares of Common Stock constitutes the Company's current "public float". As a result of the Merger, MMG's Shareholders became the majority shareholders of us. Shares of the Company's Common Stock were approved for public trading on the Over the Counter (OTC) Bulletin Board Market in November 1999 and traded under the symbol (MYIQ.OB) until May 3, 2000. The Company's shares resumed trading on the OTC Bulletin Board on July 24, 2000 after filing a registration statement on Form 10.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the number of shares of Common Stock beneficially owned prior to the closing on August 10, 2006 (the "Record Date"), by each person who is known by the Company to beneficially own 5% or more of the Company's Common Stock, each of the Company's directors and executive officers, and all of the Company's directors and executive officers, as a group:

                                                       Number of
                                                     Common Shares
                                                     Beneficially    Percent of
Name and Address                                        Owned(2)       Class
--------------------------------------------------------------------------------
Ian Rescigno (3)                                        328,530,941     21.90%
605 Warwick Avenue #4
Thousand Oaks, CA 91360
--------------------------------------------------------------------------------
Michael Rosenfeld(1)                                    104,698,659      5.19%
--------------------------------------------------------------------------------
Joe Pikulski                                            141,000,000      6.99%
32009 Foxmoor Court
Westlake Village, CA 91362
--------------------------------------------------------------------------------
All directors and executive officers as a
group (5 in number)                                     574,229,600     38.28%
--------------------------------------------------------------------------------
(1) The person listed was the sole officer and director of the Company.

(2) Based on 1,500,000,000 shares of common stock issued and outstanding as of August 10, 2006.

(3) Ian Rescigno is the beneficial owner of 844,592,577 shares of our common stock, of which 735,000,000 shares were awarded to him pursuant to a judgment against the company, of which 516,061,636 of those shares are unissued as they would exceed our authorized capital stock of 1,500,000,000 shares.

     The following table sets forth information regarding the number of shares of Common Stock beneficially owned on August 11, 2006, the Closing Date, by each person who is known by the Company to beneficially own 5% or more of the Company's Common Stock, each of the Company's directors and executive officers, and all of the Company's directors and executive officers, as a group:


                                                       Number of
                                                     Common Shares
                                                      Beneficially    Percent of
Name and Address                                       Owned(2)         Class
--------------------------------------------------------------------------------
Aleksandr Shvarts(1) (5)                             754,689,404(4)       50.31%
100 Oceana Drive
Brooklyn, NY 11235
--------------------------------------------------------------------------------
David Kokakis(1)                                               0              0%
53 Horratio St., 2nd Fl
NY, NY 10014
--------------------------------------------------------------------------------
Dr. Lev Paukman(1)                                             0              0%
1965 Broadway, Apt. 2A
NY, NY 10023
--------------------------------------------------------------------------------
Eric Schwartz(1) (5)                                           0              0%
100 Oceana Drive, Apt. 6B
Brooklyn, NY 11235
--------------------------------------------------------------------------------
Gennady Pomeranets(1)                                          0              0%
c/o Universal Accounting
328 Neptune Avenue
Brooklyn, NY 11235                                   328,530,941(4)       21.90%
--------------------------------------------------------------------------------
Ian Rescigno (3)
605 Warwick Avenue #4
Thousand Oaks, CA 91360                              104,698,659(4)        5.19%
--------------------------------------------------------------------------------
Michael Rosenfeld
Boris Berenfeld                                        9,000,000(4)        0.45%
35 Summer Street
Manchester, MA 01944
--------------------------------------------------------------------------------
Ronald Rescigno                                       89,118,902(4)        4.42%
4063 Bridgewood Lane
Westlake Village, CA 91360
--------------------------------------------------------------------------------
Robert Rescigno                                        7,500,000(4)        0.37%
3562 Centerview Avenue Wantagh, NY 11793
--------------------------------------------------------------------------------
Joe Pikulski                                         141,000,000(4)        6.99%
32009 Foxmoor Court
Westlake Village, CA 91362
--------------------------------------------------------------------------------
Stanley Merdinger(6)                                  10,000,000(4)        0.50%
30 West 63rd Street, Apt. 24P
New York, NY 10023
--------------------------------------------------------------------------------
Natalie Merdinger(6)                                  25,000,000(4)        1.24%
30 West 63rd Street, Apt. 24P
New York, NY 10023
--------------------------------------------------------------------------------
Jerry Hanley                                          17,152,951(4)        0.85%
--------------------------------------------------------------------------------
Rip Gerber                                            17,152,951(4)        0.85%
--------------------------------------------------------------------------------
Paula Cruz Takash                                      3,000,000(4)        0.15%
--------------------------------------------------------------------------------
Louis Capannelli                                       2,535,000(4)        0.13%
1759 Lanier Place, NW Washington, DC 20009
--------------------------------------------------------------------------------
All directors and executive officers as
a group (5 in number)                                754,689,404(4)       50.31%
--------------------------------------------------------------------------------
(1) The person listed is an officer and/or director of the Company.
(2) Based on 1,500,000,000 shares of common stock issued and outstanding as of August 11, 2006.

(3) Ian Rescigno is the beneficial owner of 844,592,577 shares of our common stock, of which 735,000,000 shares were awarded to him pursuant to a judgment against the company, of which 516,061,636 of those shares are unissued as they would exceed our authorized capital stock of 1,500,000,000 shares.

(4) In the Merger, MMG and its shareholders, received irrevocable proxies from a majority of the EduLink shareholders to vote 754,689,404 shares of common stock, representing 50.31% of the issued and outstanding shares of us, for a period of 120 days or until such time as the Company issues to the MMG Shareholders 90% of its outstanding shares. MMG and its shareholders designated Aleksandr Shvarts, our new Chief Executive Officer, as the authorized agent to receive such proxies. As a result of the proxies, Aleksandr Shvarts is the beneficial owner of all 754,689,404 shares of common stock for voting purposes.

(5) Aleksandr Shvarts and Eric Schwartz are brothers.

(6) Stanley Merdinger and Natalie Merdinger are husband and wife.

                        DIRECTORS AND EXECUTIVE OFFICERS

Pre-Merger Director and Executive Officer
-----------------------------------------

     The sole director and officer of the Company prior to the execution and closing of the Agreement is listed below. The director holds office for his respective term and until his successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The sole officer serves at the will of the Board of Directors.


Name                              Age                 Positions and Offices Held
--------------------------------------------------------------------------------
Michael Rosenfeld                 64                  CEO, CFO and Sole Director

     MICHAEL ROSENFELD is the Chief Executive Officer, Chief Financial Officer and sole director of the Company. Mr. Rosenfeld has worked for the Company since September 1, 1999. He was previously an entertainment lawyer for approximately 30 years. Mr. Rosenfeld received his Bachelor of Arts degree from UCLA in 1964 and an L.L.B. from UCLA in 1967.

Director Terms of Office

     In accordance with the terms of the Company's articles of incorporation, the directors hold office for the term for which they are elected and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Director Compensation

     The Company's directors did not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

Meetings and Committees of the Board

     The Board held no meetings during the Company's fiscal year ended December 31, 2005.

Executive Officer Compensation

     During the year ended December 31, 2005, the Company did not incur any salary or consulting fees to its sole officer, including cash payments and accounts payable.

Executive Officer Employment Agreements

     We do not have employment agreements and, therefore, all employment is on an "at-will" basis. It is expected that the Company may enter into an employment agreement with any of its Designees.

Designees to Serve As Officers and Directors Post Merger

     Pursuant to the terms of the Agreement, the individuals listed below have been designated to serve as officers and directors of the Company following the execution of the Agreement. Set forth below is certain information with respect to the Designees, including their names, principal occupations for the past five years, and their directorships with other corporations.

     The following table sets forth information regarding the members of the Company's Board of Directors and its executive officers following the Closing Date. The directors listed below will serve until the next annual meeting of the Company's stockholders.

Name                             Age        Position
--------------------------------------------------------------------------------
Aleksandr Shvarts                37         Chief Executive Officer, Director
David Kokakis, Esq.              33         Chief Operating Officer,
                                            Acting President, Director
Gennady Pomeranets, CPA          45         Chief Financial Officer
Eric Schwartz                    35         Executive Vice President
Dr. Lev Paukman                  64         Director

     The principal occupation for the past five years (and, in some instances, for prior years) of each of our directors and officers are as follows:

     Aleksandr Shvarts

     Mr. Shvarts has more than fifteen years of experience in the financial community. He has implemented and supervised numerous marketing plans for public and private companies. His specialty is in forecasting and creating business strategies for start-up companies based on careful analysis of economic, political and general market conditions. Outside of the financial world, he has been involved in numerous entertainment activities, including live concerts promotions, radio programming, and video production and recording artist development. Mr. Shvarts created and implemented the overall business strategy for the Company.

     David Kokakis, Esq.

     Mr. Kokakis is an entertainment attorney who has represented major talents in the music business, including multi-platinum-selling rock acts, such as Godsmack, successful urban artists, such as Lil Bow Wow, 3LW, Blu Cantrell and Three 6 Mafia, and Grammy-winning producers and songwriters, such as Raphael Saadiq. He has developed a specialty in representing independent record companies, such as Jellybean Recordings and Pookie Entertainment, and consulting for major record labels that seek to implement new business models, including Island Def Jam and Warner Music Group. He practiced law for the past six years in the New York entertainment department of Greenberg Traurig, LLP, currently the world's largest entertainment law firm, and prior to that at a boutique entertainment law firm in New York that specialized in artist representation. He has a background in artist management, production and studio engineering, and is also an entrepreneur who owns restaurants and bars in New York City and northern New Jersey. Mr. Kokakis is responsible for overseeing business development, acquisitions and the general operations of MMG.

     Gennady Pomeranets, CPA

     Mr. Pomeranets is a certified public accountant with years of experience in fashion, entertainment, audio recording and video production industries. He is a graduate of Brooklyn College and practiced at Frederick Kantor & Co, CPAs, PC, LCS&Z Glickman Lutz LLP, and H.J. Berhman & Co LLP. He has been a managing director of a local New York public accounting firm with diversified clientele serving varieties of industries and communities. Mr. Pomeranets has extensive experience in entertainment industry and is currently serving as a director of September 11 Family Group Marina Gertsberg Memorial Fund Inc.

     Eric Schwartz

     Beginning his career as a musician, performer, and recording artist in the late '70s and early '80s, Mr. Schwartz has an in-depth knowledge of the music business. As Executive Director of Interlude Recording Studios in New York City, he successfully booked many internationally known recording artists, including Roberta Flack, Gil Goldstein, Alex Sipiagin, KRS-ONE, and Mad Lion. He also served for eleven years as Executive Producer of the renowned fifty-two person floor show at Rasputin Supper Club in Brooklyn, where his work received rave reviews from local, national and international publications. He was solely responsible for arranging and recording the scores for the shows, creating multimedia video concepts, creating conceptual designs, and the general management and production of the show. Mr. Schwartz is responsible for managing MMG's recording and media facilities, as well as programming and content for the MMG operated radio station. Mr. Schwartz is the brother of Mr. Alex Shvarts.

     Dr. Lev Paukman

     Dr. Paukman is one of the most distinguished members of the Russian-speaking Community of New York. Since the late 70s Dr. Paukman has practiced medicine in prestigious NY City hospitals like NY Methodist, Mt Sinai, Victory Memorial Medical Center, just to name a few. His medical research has been published in major medical journals. Despite the demanding schedule imposed by his private practice, Dr. Paukman is a committed public servant, who works tirelessly on behalf of the Ethnic Russian Community. He is an active Board Member of the United Jewish Appeal, Council of Jewish Immigrant Community Organization, Bnei Zion, and other Charitable and Civic organizations. Renown for his personal generosity and compassion to those less fortunate has received numerous awards for his relentless philanthropic activities and communal involvement. He has been an active political liaison to the Russian Community. Recently he has begun an active campaign to educate Russian community against the addictions of drugs in teenagers. In 2003 Dr. Paukman implemented his vision of creating a vehicle that would unite the Ethnic Russians of New York, be one source of information and entertainment and be a bridge between the mainstream and ethnic New Yorkers. The vision was Radio VSE.

Board of Directors Composition and Committees

     Immediately following the Merger, the Company's Board of Directors is comprised of three directors: Aleksandr Shvarts, David Kokakis, and Dr. Lev Paukman.

Director Compensation

     Following the Merger, the Company may compensate non-management directors through the issuance of stock awards including, without limitation, stock options, restricted stock awards, stock grants and/or stock appreciation rights. The Company intends to make such awards pursuant to a stock option plan or employee incentive plan to be approved by the Company.

Audit Committee Financial Expert

     Within 90 days of the closing of Merger, the Company will appoint an independent director to serve on the Company's Audit Committee as an audit committee financial expert. This person shall be independent (as such term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act).

Executive Officer Employment Agreements

     The Company has executed employment contracts with all executive officers. The term of each contract is two years and the compensation information is included below in the section entitled "Executive Compensation".

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Mr. Shvarts is the brother of Eric Schwartz.

                                LEGAL PROCEEDINGS

     On November 8, 2000, Mr. Shvarts pled guilty to one count of securities fraud and he also pled guilty to superseding information, charging three counts of conspiracy to commit securities fraud. The charges related to Mr. Shvarts activities at Global Equities Group, Inc. in connection with an initial public offering in 1996. Mr. Shvarts was sentenced to 41 months of imprisonment. Mr. Shvarts was released from prison on December 3, 2002. He was also required to make restitution in the amount of $837,436.80. Mr. Shvarts was also disciplined by the NASD for his role in the foregoing. Mr. Shvarts is continuing to make payments in compliance with his restitution obligations

     No other director, nominee for director, or executive officer of the Company has appeared as a party in any legal proceeding material to an evaluation of his ability or integrity during the past five years.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required to furnish the Company with copies of Section 16(a) forms they file.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.



                            EDULINK, INC.


                            By: /s/ Aleksandr Shvarts
                                --------------------
                                Aleksandr Shvarts
Dated: August 21, 2006          Chief Executive Officer